

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via Email
Mr. Dale P. Euga
Chief Executive Officer
Powerdyne International, Inc.
300 Centerville Road, Suite 100E
Warwick, RI 02886

>   **Re: Powerdyne International, Inc.**
>   **Amendment to Registration Statement on Form S-1**
>   **Filed March 28, 2012**
>   **File No. 333-172509**

Dear Mr. Euga:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Executive Compensation, page 29

1.   We note your response to prior comment three from our letter dated March 2, 2012 and the statement that the shares issued to Mr. Euga were "in respect of his role as a founder and initial proponent of the Company." We also note, however, the carryover paragraph on pages 3-4 of the January 3, 2011 employment agreement and the first full paragraph on page 30 of the Form S-1, which indicate that the company issued the shares as an "inducement" for Mr. Euga to accept employment. It appears that the shares were issued as compensation. Please revise the summary compensation table and where appropriate accordingly.

Exhibits

Exhibit 10.8

2.   Please re-file your exhibit in an appropriate electronic format.

Form 10-K for Fiscal Year Ended December 31, 2011

Signatures

3.   Please ensure that your Principal Executive Officer, Principal Financial Officer, and
        Principal Accounting Officer sign your Form 10-K in their personal capacities in addition
        to signing on behalf of the Registrant.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins at (202) 551-
3871 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other
questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director